# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoBQ Grills, Inc.
3742 N Janssen, STE 1
Chicago, IL 60613
https://www.gobqgrills.com

Up to $106,999.80 in Common Stock at $0.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** GoBQ Grills, Inc.
**Address:** 3742 N Janssen, STE 1, Chicago, IL 60613
**State of Incorporation:** DE
**Date Incorporated:** December 27, 2019

## Terms:

### Equity

**Offering Minimum:** $9,999.60 | 16,666 shares of Common Stock
**Offering Maximum:** $106,999.80 | 178,333 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $0.60
**Minimum Investment Amount (per investor):** $300.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

### Perks* and Investment Bonus

**All Investor Owners Club**

5% discount on all GoBQ online purchases for LIFE

30% off any GoBQ black grill purchased from the website

Early access to products

Private owners group

**Early Bird**

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

**Volume**

$500+ | CEO Designed GOBQ® Grill T-Shirt - Boldly Grill Where No One Has Grilled Before (see artwork in media upload)

$1,000 | Above + Owners Exclusive GOBQ® Charcoal Grill

$2,500+ | Above +10% lifetime discount of online purchase

$5,000+ | Above + 5% bonus shares

$10,000+ | $2500 and above tier + 10% bonus shares

$20,000+ | $2500 and above tier + Invitation to private GoBQ Lakeshore Party in Chicago to grill with the GoBQ team + 15% bonus shares

$50,000+ | Above+ 20% bonus + Personal Customized GoBQ® Charcoal Grill + 2 domestic round trip airfare tickets (up to $1000 total) and 2 nights in a four-star hotel.

*All perks will occur after the offering is completed.*

### The 10% Bonus for StartEngine Shareholders

GoBQ Grills, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

### Company Overview

GoBQ Grill, Inc. was originally founded as "Grillfold, LLC." in 2012 by Eric Goeken and Todd Zaroban. The company was converted to a C-Corp on January 1 2020. GoBQ Grills develops, manufactures, and sells a line of revolutionary ultra-portable grills made from flexible, flame- and heat-resistant fabric. The first product in this line is the patented "GoBQ® Charcoal Grill". The ultimate benefit of the GoBQ is its portability and convenience, and the primary target market is campers, hikers, tailgaters, travelers, and outdoor enthusiasts.

Our current sales channels consist of the GoBQ Grills online store, Amazon/Amazon Prime, and Walmart.com.

GoBQ utilizes in-house engineering and design for a rapid and cost-effective development process. Prototypes are created utilizing 3D printing technology and in-house testing to allow GoBQ to quickly perfect the grill design and specifications.

Manufacturing is outsourced overseas in order to attain an affordable price point for consumers. As the company grows, opportunities may exist to bring manufacturing and assembly to a US-based partner or to build the capacity internally.

The company retains all ownership rights, title and interest of it's intellectual property, including the patent, trademark, website, product designs, drawings, prototypes, trademarks, photography, and marketing materials.

### Competitors and Industry

According to our research, there are no other flexible fabric grills on the market. The GoBQ Grill introduces a whole new category. With no direct competition in this niche, we benefit from being first to market.

However, there are many competitors that occupy the portable/tabletop grill market. The top competitors are Weber, Coleman and Cuisinart. As a brand-new product and brand, GoBQ's primary challenge will be to establish brand awareness and grow market share. An advantage is our ability to efficiently develop a product that addresses the deficiencies of existing products in the market, and the fact that the uniqueness of the GoBQ is revolutionary, exciting and buzzworthy.

### Current Stage and Roadmap

The GoBQ Charcoal Grill is currently available for purchase on Amazon.com, Walmart.com, and our web store at gobqgrills.com. The GoBQ Propane Grill is in the protoype development stage.

We are ramping up production with a new supplier in China at a much lower cost-point than we were able to achieve previously with final assembly in the US. Once we know we can reliably deliver on high quantity orders, we will approach big box stores to form retail partnerships. The funds from StartEngine will be used for advertising and for our initial product run of 3200 units. We will also continue expansion of our product line to include a propane powered version first, and ultimately in the future varying sizes as well as add on products such as portable grilling utensils and white-label charcoal bags, branded under GoBQ.

Manufacturing is outsourced overseas in order to attain an affordable price point for consumers. As the company grows, opportunities may exist to bring manufacturing and assembly to a US-based partner or to build the capacity internally.

## The Team

### Officers and Directors

**Name:** Todd Zaroban

Todd Zaroban's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer

**Dates of Service:** December 31, 2019 - Present
**Responsibilities:** Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Todd received equity compensation of 4,359,673 shares of common stock for all roles, and receives no salary at this time.

- **Position:** Secretary
  **Dates of Service:** December 31, 2019 - Present
  **Responsibilities:** Ensuring the integrity of the governance framework, being responsible for the efficient administration of the company, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors.

- **Position:** Chief Operating Officer
  **Dates of Service:** December 31, 2019 - Present
  **Responsibilities:** Oversee the company's business operations and ensures the company has effective operational and financial procedures in place.

- **Position:** Chief Financial Officer
  **Dates of Service:** December 31, 2019 - Present
  **Responsibilities:** Managing the financial actions of the company, tracking cash flow, financial planning, analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:

- **Employer:** Zaroban Design, LLC
  **Title:** Owner
  **Dates of Service:** August 14, 1998 - Present
  **Responsibilities:** Branding, Design, and Website Development Services.

**Name:** Eric Goeken

Eric Goeken's current primary role is with HDR. Eric Goeken currently services Eric works 6 hours per week at the company and his hours will increase relative to the success of our StartEngine raise hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director / Chief Product Designer
  **Dates of Service:** December 31, 2019 - Present
  **Responsibilities:** Product design, engineering, research, development, and innovation. Eric received equity compensation of 4,359,673 shares of common stock for all roles, and receives no salary at this time.

Other business experience in the past three years:

- **Employer:** HDR
  **Title:** Project Architect
  **Dates of Service:** July 02, 2018 - Present
  **Responsibilities:** TBD

Other business experience in the past three years:

- **Employer:** KAI
  **Title:** Project Architect
  **Dates of Service:** June 06, 2016 - July 01, 2018
  **Responsibilities:** The project architect is the team leader in charge of overseeing timely and profitable completion of a project. The project architect coordinates the work team, consults with clients, draws designs, and proposes budgets.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### *Any valuation at this stage is difficult to assess*

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### *The transferability of the Securities you are buying is limited*

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### *Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Outdoor Grill industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### *If the Company cannot raise sufficient funds it will not succeed*

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

### *We may not have enough capital as needed and may be required to raise more capital.*

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### *Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### *Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### *Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### *We are reliant on one main type of service*
All of our current services are variants on one type of product, making portable outdoor grills and grilling accessories. Our revenues are therefore dependent upon the market for outdoor grills.

### *We may never have an operational product or service*
It is possible that there may never be an operational GoBQ Propane Grill Model or other new products besides the GoBQ Charcoal Grill, or that the new products may never be used to engage in transactions. It is possible that the failure to release new products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best

interest of Company and its stockholders/members/creditors.

### *Some of our products are still in prototype phase and might never be operational products*

It is possible that some new products under development may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### *Developing new products and technologies entails significant risks and uncertainties*

We are currently in the research and development stage and have only manufactured a prototype for our GoBQ Gas/Propane model. Delays or cost overruns in the development of our GoBQ Propane Grill and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### *Minority Holder; Securities with Voting Rights*

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### *You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### *Insufficient Funds*

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will (possibly) fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### *This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### *Our new product could fail to achieve the sales projections we expected*

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### *We face significant market competition*

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### *We are competing against other recreational activities*

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

### *We are an early stage company and have not yet generated any profits*

GrillFold, LLC (DBA GoBQ Grills) was formed on September 24, 2012. Effective January 1, 2020, the Company converted from an Illinois Limited Liability Company to GoBQ Grills, Inc., a Delaware Corporation. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoBQ Grills, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### *We are an early stage company and have limited revenue and operating history*

The Company has a short history and limited revenue. If you are investing in this company, it's because you think that the GoBQ Grill is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever be profitable, and the company has incurred losses since it's inception aggregating $252,032.

### *We have existing patents that we might not be able to protect properly*

One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark, 1 patent, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### *Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

### *We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.*

Since our products are consumer products that are potentially inherently dangerous, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation, improper usage, or other causes. As a manufacturer of products that are used by consumers, we will face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We will rely on general liability insurance and product liability insurance to cover product liability claims, but claims against us could exceed maximum coverage limits. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Eric Goeken | 4,359,673 | Common Stock | 43.59 |
| Todd Zaroban | 4,359,673 | Common Stock | 43.59 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,333 of Common Stock.

### Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

#### Voting Rights

1 vote per share

#### Material Rights

There are no material rights associated with Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 10,000,000
  **Use of proceeds:** N/A
  **Date:** December 27, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

**Year ended December 31, 2019 compared to year ended December 31, 2018**

### Revenue

Revenue for fiscal year 2019 was $45,755, 9.5% lower compared to fiscal year 2018 revenue of $50,574. Supply chain disruptions from spring to fall of 2018 resulted in inventory shortages, and marketing efforts were paused while focusing on establishing a new manufacturing supplier. These factors contributed to the decrease in sales revenues from 2018 to 2019.

### Cost of Good Sold

Cost of goods sold in 2019 was $55,729, an increase of approximately $43,640, from costs of $12,089 in fiscal year 2018. The reason for the increase is the supply chain disruption mentioned above. While the operational disruption was resolved by October 2018, the accounting disruption affecting the carrying amounts of inventory & accounts payable was not completely resolved until the fourth quarter of 2019. At of the end of 2018, it was not possible for the Company to quantify the financial impact of the disruption. When the financial impact of the disruption became clear, the Company chose not to reopen its financial statements and income tax returns for 2018. Rather, the Company reflected the financial impact in the fourth quarter of 2019 when the impact became known.

### Gross margins

As a result of the financial impact of the supply chain disruption noted above, gross margin in 2019 was negative $9,974 (negative 22%) compared to $38,485 (76%) in 2018...The Company expects its gross margins to return to more normal levels in 2020.

### Expenses

Expenses in 2019 were $167,447 and increase of $132,924 over 2018 when expenses were $34,523. The primary reason for the increase is the compensation expense associated with the grant of equity securities to members of the Company's Advisory Board. No such compensation expenses were incurred in 2018.

### Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. Supply chain distruptions that limited sales revenues have been resolved with the succesful transition to new manufacturing supplier.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The company currently has $6312.50 of cash on hand at Chase bank, and no lines of credit or shareholder loans.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds of this campaign are critical to growing our company and sustaining operations.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds from this campaign are necessary to the viability of the company. The majority of funds raised from the campaign will be allocated to marketing, production and inventory in order to generate revenue to sustain and grow the company.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If a minimum of approximately $10,000 is raised we can sustain operations for 6 months. 100% of the minumum raise will be used to pay the StartEngine platform fee. Cash on hand and existing revenue streams will pay operational costs for at least 6 months. Production of inventory and the 2020 marketing campaign will not be completed until additional capital is raised.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If a maximum of approximately $107,000 is raised we believe we can sustain operations for 2 years. We expect that this will also allow us to pay for 50% of production costs and launch our 2020 marketing campaign.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We anticipate future lines of credit, inventory factoring loans, and/or capital raises if necessary, secured by Purchase Orders, to finance large scale production costs.

# Indebtedness

- **Creditor:** ICFS Group LLC
  **Amount Owed:** $37,106.39
  **Interest Rate:** 0.0%
  **Maturity Date:** December 31, 2021
  This is an AP account for product Assembly Services from a company that acquired parts from the former manufacture that went out of business. The balance is due and payable but there are no terms, interest, or a maturity date.

- **Creditor:** Eric Goeken
  **Amount Owed:** $50,000.00
  **Interest Rate:** 6.0%
  FOR VALUE RECEIVED the undersigned, GRILLFOLD, LLC, an Illinois limited liability company (hereinafter "COMPANY"), promises to pay to the order of Eric Goeken (hereinafter "Lender") the sum of FIFTY THOUSAND AND 00/100 ($50,000.00) DOLLARS ("Principal Amount") together with interest on the unpaid balance of THIRTY THOUSAND AND 00/100 ($30,000.00) DOLLARS of the Principal Amount from the date of the loan evidenced hereby until paid in full at the rate of six percent (6%) per annum. For the sake of clarity, interest does not accrue on $20,000.00 of the Principal Amount. Principal and accrued interest shall be paid in full upon the Company securing either debt or equity financing in the amount of at least $250,000.00, and with the consent of the equity investor or the financial institution providing the loan to the Company. Any part of the outstanding principal balance plus accrued interest thereon may be prepaid from time to time without penalty. Payments received shall be applied first to interest, and the balance on principal. If Company shall fail to perform any of its obligations hereunder and such failure shall continue for a period of ten (10) business days after receipt of written notice regarding the default from Lender, then, a default of Company's obligations hereunder shall be deemed to have occurred. If such default occurs, then the holder of this Note may elect to declare the entire principal remaining at the time unpaid, together with the accrued interest thereon, immediately due and payable. Upon default, interest on the unpaid balance shall accrue at 8% of the unpaid balance per annum, or the maximum rate as allowable by law, whichever is less. The rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Payments of this note may be assigned by Lender to his heirs or for other estate planning purposes. No other assignment by Lender is permitted without the express written consent of Company. THIS NOTE IS NON-NEGOTIABLE AND MAY NOT BE ASSIGNED OR TRANSFERRED EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH. Failure or delay of the Lender to enforce any provisions of this Note shall not be deemed a waiver of such provision, nor shall the Lender be estopped from enforcing such provisions at a

later time. Any waiver of the provision hereof must be in writing. Presentment for payment, demand, protest, notice of protest, and notice of non-payment are each hereby waived. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any applicable principles of conflicts of laws. The Lender of this Note shall be entitled to collect his actual costs, including attorney fees, incurred in any proceeding to enforce the terms and condition of this Note.

- **Creditor:** Capital Premium Financing, Inc.
  **Amount Owed**: $1,211.85
  **Interest Rate**: 17.79%
  **Maturity Date:** April 28, 2020
  Amount owed is remaining balance of liability insurance premium financing. Amount Financed: $3728.80. Terms are 10 Monthly payments of $403.95, first payment made 7/28/2019.

## Related Party Transactions

- **Name of Entity:** John Cooper
  **Relationship to Company:** Family member
  **Nature / amount of interest in the transaction:** During 2019, the Company recorded compensation expense associated with Member units granted to a related party of $134,000.
  **Material Terms:** The Company receives from this related party finance consulting services. This related party also serves on the Company's Advisory Board.

- **Name of Entity:** Eric Goeken
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** The Company recorded during 2019, interest expense of $7,850 payable to one of the Company's founders under a Note for $50,000 issued following the founder's contribution of a patent on August 24, 2015.
  **Material Terms:** FOR VALUE RECEIVED the undersigned, GRILLFOLD, LLC, an Illinois limited liability company (hereinafter "COMPANY"), promises to pay to the order of Eric Goeken (hereinafter "Lender") the sum of FIFTY THOUSAND AND 00/100 ($50,000.00) DOLLARS ("Principal Amount") together with interest on the unpaid balance of THIRTY THOUSAND AND 00/100 ($30,000.00) DOLLARS of the Principal Amount from the date of the loan evidenced hereby until paid in full at the rate of six percent (6%) per annum. For the sake of clarity, interest does not accrue on $20,000.00 of the Principal Amount. Principal and accrued interest shall be paid in full upon the Company securing either debt or equity financing in the amount of at least $250,000.00, and with the consent of

the equity investor or the financial institution providing the loan to the Company. Any part of the outstanding principal balance plus accrued interest thereon may be prepaid from time to time without penalty. Payments received shall be applied first to interest, and the balance on principal. If Company shall fail to perform any of its obligations hereunder and such failure shall continue for a period of ten (10) business days after receipt of written notice regarding the default from Lender, then, a default of Company's obligations hereunder shall be deemed to have occurred. If such default occurs, then the holder of this Note may elect to declare the entire principal remaining at the time unpaid, together with the accrued interest thereon, immediately due and payable. Upon default, interest on the unpaid balance shall accrue at 8% of the unpaid balance per annum, or the maximum rate as allowable by law, whichever is less. The rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Payments of this note may be assigned by Lender to his heirs or for other estate planning purposes. No other assignment by Lender is permitted without the express written consent of Company. THIS NOTE IS NON-NEGOTIABLE AND MAY NOT BE ASSIGNED OR TRANSFERRED EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH. Failure or delay of the Lender to enforce any provisions of this Note shall not be deemed a waiver of such provision, nor shall the Lender be estopped from enforcing such provisions at a later time. Any waiver of the provision hereof must be in writing. Presentment for payment, demand, protest, notice of protest, and notice of non-payment are each hereby waived. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any applicable principles of conflicts of laws. The Lender of this Note shall be entitled to collect his actual costs, including attorney fees, incurred in any proceeding to enforce the terms and condition of this Note.

## Valuation

**Pre-Money Valuation:** $6,000,000.00

**Valuation Details:**

The Company set its valuation internally, without a formal-third party independent valuation. We believe the combined achievements of our Intellectual Property, branding, market traction, media recognition, consumer enthusiasm, rave reviews, new product prototypes, and rapid growth potential validates our pre-money valuation. These achievements include:

Awarded US Patent #US 8,915,238 B2 on 12/23/2014

Fulfilled ALL Indiegogo Perks & Backorders.

Opened Amazon & Amazon Prime Sales Channels (4.5 star review avg).

Expanded fulfillment capabilities with Fulfillment By Amazon.

Earned rave reviews from Amazon retail consumers.

Developed a Propane Prototype.

Developed/Tested Heat Resistant Screen Printing Process which opens channels into the custom Branding & Licensing Market.

Earned a Silver Medal from AmazingRibs.com Reviews.

Earned the AmazingRibs.com Award for "Best New Products of 2019".

Successfully transitioned to a new manufacturing partner, Reducing manufacturing costs by 40%.

Became a Wholesale Product Supplier for Walmart.com.

Featured on Mr Gadget LA News Morning show.

Featured on popular viral social channels such as RatedRed and Fatherly.

Achieved Proven Consumer Satisfaction: Warranty return rate is under 1% which is below average for consumer products.

Evolved from post crowdfunding stage to IN MARKET.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Start Engine Platform Fees*
  96.5%
  Platform fees

If we raise the over allotment amount of $106,999.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  72.5%
  These proceeds will be used for manufacturing and overseas shipping costs of the second production run of GoBQ Charcoal Grills.

- *Marketing*
20.0%
GoBQ will focus on targeted digital, social and Search Engine marketing campaigns to engage customers, generate immediate revenue, and increase product awareness. We will also attend Outdoor Expos and Trade shows in order expand our sales channels to medium and big box retailers.

- *Operations*
4.0%
Additional legal and accounting expenses will be required to support the round.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gobqgrills.com (https://www.gobqgrills.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/gobq-grills

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GoBQ Grills, Inc.**

*[See attached]*

I, __Todd Zaroban_____ (Print Name), the __CEO_____(Principal Executive Officers) of _GoBQ Grills, Inc._____(Company Name), hereby certify that the financial statements of _GrillFold, LLC_____ (Company Name) and notes thereto for the periods ending December 31, 2018_ (beginning date of review) and December 31, 2019___ _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $ 63,574_____ ; taxable income of $_17,323_____ and total tax of $ 0_____ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __1/31/2020_____ (Date of Execution).


_____ (Signature)

__CEO_____ (Title)

_1/31/2020_____ (Date)

## Grillfold LLC d/b/a GoBQ Grills
### Balance Sheets
### As of December 31, 2019 & 2018
### (Unaudited)

|  | 31-Dec-19 | 31-Dec-18 |
|---|---|---|
| Cash | $ 12,866 | $ 4,310 |
| Accounts receivable | 550 | - |
| Inventory | 4,165 | - |
| Prepaid expenses | 10,000 | 360 |
| Total Current Assets | 27,581 | 4,670 |
| Patent | 50,000 | 50,000 |
| TOTAL ASSETS | $ 77,581 | $ 54,670 |
| Accounts payable | $ 56,763 | 5,131 |
| Customer deposits | - | 26,300 |
| Accrued expenses | - | - |
| Total Current Liabilities | 56,763 | 31,431 |
| Accrued interest - noncurrent | 7,850 | - |
| Notes payable | 50,000 | 50,000 |
| TOTAL LIABILITIES | 114,613 | 81,431 |
| Member units | 215,000 | 40,000 |
| Accumulated deficit | (252,032) | (66,761) |
| TOTAL MEMBERS' EQUITY | (37,032) | (26,761) |
| TOTAL LIABILITIES & MEMBERS' EQUITY | $ 77,581 | $ 54,670 |

Grillfold LLC d/b/a GoBQ Grills
Statement of Operations
Years Ended December 31, 2019 & 2018
(Unaudited)

|  | 2019 | 2018 |
|---|---|---|
| Revenue | $ 45,755 | $ 50,574 |
| Product & distribution | 55,729 | 12,089 |
| Sales & marketing | 2,991 | 8,258 |
| Administrative | 164,456 | 26,265 |
| Total Operating Expenses | 223,176 | 46,612 |
| Operating Income | (177,421) | 3,962 |
| Interest expense | 7,850 | - |
| Net Income (Loss) | $ (185,271) | $ 3,962 |

Grillfold LLC d/b/a GoBQ Grills
Statement of Cash Flows
Years Ended December 31, 2019 & 2018
(Unaudited)

|  | 2019 | 2018 |
|---|---|---|
| Net Income (Loss) | $ (185,271) | $ 3,962 |
| **Adjustments for Non-Cash Items:** | | |
| Compensation expense associated with granting member units | 144,000 | - |
| **Changes In Working Capital:** | | |
| Accounts receivable | (550) | - |
| Inventory | (4,165) | - |
| Prepaid expenses | (9,640) | (360) |
| Accounts payable | 51,632 | 145 |
| Customer deposits | (26,300) | - |
| Accrued expenses | 7,850 | (100) |
| Cash Provided by (Used in) Operating Activities | (22,444) | 3,647 |
| Capital expenditures | - | - |
| Patent expenses | - | - |
| Cash Provided by (Used in) Investing Activities | - | - |
| Notes payable | - | - |
| Issuance of member units | 31,000 | - |
| Cash Provided by (Used in) Financing Activities | 31,000 | - |
| Increase (Decrease) in Cash | 8,556 | 3,647 |
| Cash Balance - Beginning | 4,310 | 663 |
| Cash Balance - Ending | $ 12,866 | $ 4,310 |

Grillfold LLC d/b/a GoBQ Grills
Statement of Members' Equity
Years Ended December 31, 2019 & 2018
(Unaudited)

| | Member Units | Accumulated (Deficit) | Total Members' Equity |
|---|---|---|---|
| Balance - December 31, 2017 | $ 40,000 | $ (70,723) | $ (30,723) |
| Net Income (Loss) | - | 3,962 | 3,962 |
| Balance - December 31, 2018 | 40,000 | (66,761) | (26,761) |
| Issuance of Member Units | 175,000 | - | 175,000 |
| Net Income (Loss) | - | (185,271) | (185,271) |
| Balance - December 31, 2019 | $ 215,000 | $ (252,032) | $ (37,032) |

## NOTE 1 – NATURE OF OPERATIONS

Grillfold LLC (the "Company") was founded in 2012 to develop, manufacture, and sell innovative ultra-portable grills made from flexible flame and heat-resistant materials.  The first product in the Company's line is the GoBQ® Grill, a grill designed to serve hikers, campers, tailgaters, and other outdoor enthusiasts.  The GoBQ® Grill is lightweight, compact, and fast to set up.  The Company does business under the name GoBQ Grills.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles ("GAAP") in the United States as promulgated by the Financial Accounting Standards Board in the Accounting Standards Codification.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The most significant estimates relate to commissions and warehousing expenses payable to third party sales channel partners, revenue recognition, inventory valuation, the realization of a return on capitalized patent costs, differences between tax assets and liabilities from those recorded in the financial statements, and stock-based compensation.  These estimates may be adjusted as more current information becomes available and any adjustment(s) could be significant.

### Cash and Restricted Cash

Cash is stated at fair value. The Company does not maintain cash balances at financial institutions in excess of federally insured limits.

### Accounts Receivable

Payment from sales made directly to consumers is generally received at the time of sale.  Accounts receivable reflects amounts due from third party sales channel partners for sales completed after deductions for commissions and warehousing expenses.  The Company reviews no less than quarterly the collectability of all receivables. The Company believes that all accounts receivable as of December 31, 2019 and 2018 are collectible. The Company has not charged interest on past due receivables.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Inventory

Inventory is stated at the lower of cost, maintained on a first in, first out basis, or market. Allowances are recorded to reduce the carrying value of inventory for factors such as excess quantities. Write-downs of inventory establish a new cost basis, which is not increased for future changes in market or changes in excess quantities. At December 31, 2019, inventory was entirely comprised of finished good and no allowances had been recorded.

### Property and Equipment

The Company currently has no Property and Equipment. However, when Property and Equipment are acquired, the assets will be carried at cost. Depreciation will be provided using the straight-line method over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Computer equipment | 3 years |
| Office equipment | 3 to 5 years |
| Furniture and fixtures | 7 to 10 years |
| Leasehold improvements | 5 years |

### Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted without interest charges) from the use of an asset were less than the carrying value, the related asset would be written down to its estimated fair value. There were no such impairments in 2019 or 2018.

### Product Revenue

Product revenue consists of sales of products that are recognized when realized and earned. This occurs when persuasive evidence of an arrangement exists, title transfers via shipment of products or when delivery has occurred, the price is fixed or determinable, and collectability is reasonable assured.

### Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with authoritative accounting literature, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair value. The Company estimates the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period using the straight-line method. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognized an expense for stock-based compensation of $144,000 in 2019.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Income Taxes**

Deferred income taxes are provided using the liability method for temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all the deferred tax assets will not be realized. The Company has established a full valuation allowance against its deferred tax assets to reflect the uncertainty of realizing the deferred tax benefits, given historical losses. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years.

**NOTE 3 – NOTES PAYABLE**

In 2015, one of the Founders of the Company contributed a patent to the Company in return for a Promissory Note carrying a principal amount of $50,000. Interest accrues on the unpaid balance less $20,000 at the rate of 6% annually. Principal and accrued interest are payable in full upon the Company securing either debt or equity financing in the amount of at least $250,000 and with the consent of the equity investor or financial institution providing the debt or equity financing. Interest expense through December 31, 2019 was $7,850.

**NOTE 4 – MEMBER UNITS**

As of December 31, 2019 and 2018, authorized Member units were 10,000,000. The number of Member units issued and outstanding as of December 31, 2019 and 2018 aggregated 9,175,000 and 8,300,000, respectively.

**Conversion of Member Units to Common Shares**

Effective January 1, 2020, the Company converted from an Illinois Limited Liability Company (the "Illinois LLC") to a Delaware Corporation (the "Delaware Corporation"). The Delaware Corporation is authorized to issue 15,000,000 common shares with a par value of $0.0001 per share. All Member units in the Company were converted into common shares in the Delaware Corporation at the rate of 1.0899183 common share for each Member unit.

**NOTE 5 – INCOME TAXES**

As an Illinois LLC, the Company is not subject to Federal or state income taxes.  Rather, the Company's gain or loss for Federal and state income tax purposes "passes thru" to the individual Federal and state income tax returns of its Members.  The Company is, however, subject to Illinois replacement tax on its Illinois taxable income.  No Illinois replacement tax was recorded in 2019 and 2018 as the Company had accumulated losses as of December 31, 2019 for Illinois replacement tax purposes of $34,025.

No deferred tax asset was recorded for the accumulated losses because realization is not assured.  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the projected future taxable income and tax planning strategies in making this assessment.  The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets relating to the accumulated losses.  The conversion of the Company from an Illinois LLC to a Delaware Corporation may also affect the realization of the accumulated losses.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

During 2019, the Company recorded compensation expense associated with Member units granted to a related party of $134,000.  The Company received from this related party finance consulting services.  This related party also serves on the Company's Advisory Board.

The Company recorded during 2019, interest expense of $7,850 payable to one of the Company's founders under a Note issued following the founder's contribution of a patent.

**NOTE 7 – SIGNIFICANT CUSTOMERS**

The Company sells directly to consumers through its e-commerce website and at sales events.  Sales through the Company's e-commerce website are fulfilled by Amazon to whom the Company pays a commission and a warehousing fee.  The Company also sells to consumers through third party sales channels, including Amazon.com and Indiegogo.com.  Sales made through Amazon.com aggregated $13,526 in 2019 and $15,665 in 2018.  Sales made through Indiegogo.com aggregated $300 in 2019 and $3,395 in 2018.  The Company also sells products to Walmart at wholesale prices.  Sales to Walmart aggregated $7,420 in 2019.

**NOTE 8 – SUBSEQUENT EVENTS**

Management evaluated subsequent events through January 31, 2020, the date the financial statements were available to be issued.

As discussed in Note 4, the Company has converted from an Illinois Limited Liability Company (the "LLC") to a Delaware Corporation.  As part of this transaction, all Members of the LLC converted their Member Units into common shares in the Delaware Corporation.  No cash changed hands as part of the conversion.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*



Start Investing    Edit My Campaign    Diana C.

This offering is not live or open to the public at this moment.

# GoBQ Grills, Inc.

GoBQ Ultra Portable Grills & Accessories



Website    Chicago, IL    CONSUMER PRODUCTS

**$0.00** raised

| | |
|---|---|
| 0 Investors | Days Left |
| % Equity Offered | $6M Valuation |
| Equity Offering Type | $300.00 Min. Investment |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

GoBQ produces portable grills made from foldable fireproof fabric. The GoBQ grill is compact enough to fit in a backpack and be stored in a drawer. Weighing in under 10 pounds, it is easy to bring on bike or by foot. We have won multiple awards, including a silver medal rating and "top new product" status from AmazingRibs.com. There is no grill on the market that matches the GoBQ grill on both portability and functionality. The GoBQ grill also cools 7 times faster than any other grill on the market, making it truly practical to travel with.

Overview    Team    Terms    Updates    Comments    Follow

## Reasons to Invest

- One in three Americans plan to buy a grill in the near year, and 13% of Americans say they like to grill away from home (mintel)
- GoBQ is the first grill on the market that is built from fabric and is the lightest grill on the market that has a lid
- Raised over $120,000+ from over 711 backers on Indiegogo and Backerkit, fulfilling all 650+ grills to our backers

## "Grill away from it all"

## Innovation, international support and an outstanding Indiegogo campaign

The vision for GoBQ started in 2012 with the founding of Grillfold LLC and the creation of our first prototype. By 2014, we had a utility patent and our trademarked brand. Since then, GoBQ launched an Indiegogo campaign that raised over ***$115,000 from 711 backers from 44 countries buying over 650 grills and then an additional $8,000+ on Backerkit.*** After this international outpouring of support, we developed our production model, fulfilled all of our backer obligations, and began direct online sales.



GoBQ



**THE PROBLEM**

## Clunky, heavy and slow-to-cool grills

Before GoBQ, there was no grill that was both portable and effective. Those that were small enough to carry around were far too small to be actually effective as grills, heating up insufficiently, lacking grill space or missing a lid. Metal grills are hard to clean and frustrating to store, and they often stay hot for a long time, making them even harder and more dangerous to pack up.



"Try as they might, few portable grills are truly portable, thanks to rigid bodies, weighty construction, & lengthy cool-down times..."

*uncrate*

Uncrate

**THE SOLUTION**

## A foldable, lightweight and easy-to-use grill

GoBQ turned the portable grill market on its head by substituting fireproof fabric for metal when making its grills. GoBQ uses a silicone coated fiberglass fabric in its grills, with foldable cooking grates and a collapsable charcoal basket made out of metal, allowing it to be compact enough to fit in a backpack but expand into a cooking surface with 7 inches of clearance. From a backpack, GoBQ can expand large enough to be a portable smoker and grill as many as 9 burgers at a time.



**OUR TRACTION**

## Key supporters and loyal customers lead to rising sales

As of early 2020, we have sold over 1,400 units in 44 different countries. We were born out of strong community support with a successful Indiegogo campaign, during where Kingsford Charcoal bought all our Special Edition grills, worth $20,000. Kingsford also arranged a Chicago television appearance for us and used our grills as raffle prizes. Both our loyal consumer base and mainstream recognition bring us pride and show that we have what it takes to continue to grow as a company.

**Crowdfunding Success with 100% Pre-Order Fulfillment**



The GoBQ Grill: Redefining



### The GoBQ Grill Redefining Portability

A revolutionary, lightweight, fold-up fabric grill that fits in a backpack

GoBQ Grills
1 Campaign | Chicago, United States

**$115,105** from **711 backers**

●303% funded

## And it's not just our Backers who love us!

We have been featured by over **50 online, TV and print media channels and had two network TV appearances,** became a Walmart.com online wholesale vendor and opened Amazon and Amazon Prime sales channels. Our customers give us *rave reviews,* and we are committed to continuing to serve them through new innovations and products, like the propane prototype currently in research and development stages.



> " The GoBQ puts all other portable grills to shame."
>
> *Michael Noliedo*
> *insidehook.com*



The reviews speak for themselves

insidehook

---

WHAT WE DO ─────────

## A pioneering presence in outdoor grilling

Grillfold, LLC. was founded in 2012 to develop, manufacture and sell innovative ultra-portable grills made from flexible flame- and heat-resistant materials. The first product in our line is the "GoBQ® Grill," a grill designed to serve hikers, campers, tailgaters and other outdoor enthusiasts. It is lightweight, compact, fast to set up and only the first of many potential GoBQ products to utilize unique materials and design to revolutionize grilling.



THE MARKET

## The grill market is ripe for disruption

GoBQ is at the intersection of a number of huge markets. The tailgating industry alone is $11.4B, the outdoor gear market is a massive **$120B** (2012 outdoor industry assoc.) and the **grill market alone is $2.7B** (Mintel. Grill and Barbecuing July 2018). The grill market has long lacked innovation and is ripe for disruption. The market research also indicates that people are willing to invest in grilling equipment, as 32% of people plan on buying a grill in the next year and 13% of all Americans enjoy grilling away from home.



Grills
$2.7B
GoBQ
Outdoor Gear
$120B
Tailgating
$11.4B

HOW WE ARE DIFFERENT

## We believe we are the only company making functional fabric grills

We believe we are the first and only portable grill made from fireproof fabric, and we have a utility patent on our innovation. This puts our grills far ahead of the competition in terms of portability.



Our unique design makes that possible
Top handle
Top air vents
Charcoal basket
Ember guard
Side handles
Bottom air vents
Feet
Case/lid
Buckles
Grilling grate
Base
Grate rests
Legs

*Images are computer generated demo versions.

We believe no other complete grill can fit in a backpack, and no other grill cools down close to as fast as ours. Because of that, we serve a market that no other grill can serve.



## We go wherever you go

THE BUSINESS MODEL

# Crowdfunding, partnerships and a stellar product

We have three different sales methods: business to consumer sales, retail sales and promotional product market sales. We sell online through our website and Amazon, and we also sell directly to consumers at different events. We partner both with Walmart and an assortment of small businesses for our retail sales. Expanding our retail operations is our next step in taking GoBQ to the next level.



Multi-faceted sales approach
Business to consumer sales
Retail sales
Promotional product market sales


& partnerships with

Walmart amazon

THE VISION

# The potential to become a leader in the grill market

As a result of our continued success and endorsements, we have great confidence in our products. At least half of the money we raise through StartEngine will be spent on marketing, through a variety of mediums. Our growth plan centers around both expanding to new consumers and growing our product line to include customizable colors, licensing, grilling tools and accessories and a propane model. In 2020, we expect to sell 2,900 units.

We plan to be the go-to company for portable grilling. We currently have the best portable grill on the market, and our goal is to create a line of products centered around grilling away from it all. We could expand to selling utensils, charcoal bags, custom GoBQ backpacks, and other supplies. GoBQ has the potential to become a leader in the grill market, and we project acquisition after 3-5 years to a strategic partner in a similar industry.



Expand Product Line
Multiple colors (2020-2021)
Promotional products supplier (2020-2021)
Portable grilling tools & accessories (2021-2022)
Propane model (2021-2022)
International Markets
Canada, UK/Europe, Australia, Asia


**Propane image is a computer generated version*

The flagship GoBQ grill is our charcoal model. It is a foldable fireproof fabric, and it has ample grill surface and a cover to allow for easy, delicious grilling.





The majority of grills are propane fueled, so we have been developing a propane GoBQ grill. This model will offer the same comfortable cooking surface as the charcoal model but will use the most popular fuel.



We plan to create a line of portable GoBQ grill tools to go along with our two grill models. These items will make us into a one-stop-shop to be able to grill anywhere, anytime.



OUR TEAM

## Diverse experience and a commitment to innovation

Our founding duo brings a mixture of leadership experience, brand development and creative innovation. Together, they possess a diverse set of skills and interests that have carried the company to the success it enjoys today. Our advisors also bring great value to our company, as they have varying skills, proven track records, recognition and valuable insight.

Todd Zaroban
CEO/Marketing Director





We have the privilege to consult with nationally respected culinary figures, experts in finance, inventors and business leaders. They provide invaluable guidance, support and leadership to our company.



### Eric Goeken
Chief Product Designer

WHY INVEST

## The first company to change the outdoor grilling landscape

The chance to invest in GoBQ is an opportunity to own a part of a fun and exciting company that is revolutionizing outdoor cooking. With our success, traction and attention, we are poised for rapid growth as we release new products and attract new consumers. No other company has innovated in our market for decades, so we have an opportunity to disrupt a stagnant market. And lastly, the active grilling and cooking cultures surrounding sports, tailgating and hiking suggest that there will be opportunities for licensing sports teams and other brands on products.



" ...it could revolutionize the portable charcoal grill forever..."

Derrick Riches
bbq.about.com

Source



| | | | | | |
|---|---|---|---|---|---|
| Prototype #1 | Utility Patent Granted | Prototype #5 | Production Model | Converted to C-Corp | PR/Media Blitz (ANTICIPATED) |
| 2012 | 2014 | 2014 | 2016 | January 2020 | May-July 2020 |
| 2012 | 2014 | 2016 | 2018 | February 2020 | Summer 2020 |
| Grillfold LLC | GoBQ GRILLS | IndieGoGo Campaign | | Launch on StartEngine | Shipment of 2nd Production |

Founded

GoBQ Brand Created

Propane Prototype #1

Run, 3200 Units (ANTICIPATED)

## In the Press



SHOW MORE

## Meet Our Team





### Todd Zaroban

CEO

*Todd Zaroban received a Bachelor of Fine Arts degree from the University of Nebraska in 1991. From 1990 to 1998 he worked as a graphic designer, art director and production supervisor in the graphics industry. In 1998, he started his own design company, Zaroban Design, and has sustained this successful business for over 20 years. During that time, he developed visual communication solutions for numerous global brands such as Bayer, AstraZeneca, McDonalds and Edelman. In 2002, he co-founded Get-The-Game, LLC, a startup company that provided rapid-time live scoring and stats services for college basketball. Todd's focus is on the operations, manufacturing, marketing and sales of the existing and new GoBQ products. Todd currently works about 30 hours a week at the company.*



### Eric Goeken

Chief Product Designer

*Eric Goeken earned a Bachelor of Architecture degree at Iowa State University in 2004 and worked for Holabird & Root architecture firm for 7 years. He's currently working as a Project Architect for HDR in Omaha, Nebraska. His in-depth knowledge of structural design and building materials has been key to the efficient development and refinement of several GoBQ prototypes that have led up to the final product. Eric's focus moving forward is on product engineering, research and development, and innovation. Eric currently works 6-10 hours per week at the company.*



**John Cooper**

Financial Advisor

*John earned a BS in Finance with honors from the University of Nebraska - Lincoln in 2005, and then spent five years working at TD Ameritrade as a new account sales specialist and investment consultant, attaining Series 7 and 66 licenses and becoming a Chartered Retirement Planning Counselor. In 2010, John moved to Chicago to found several start-up companies while earning his MBA from the University of Chicago Booth School of business, in 2014, with concentrations in Entrepreneurship and Managerial/ Organizational Behavior. In 2012, John left the start-up world to join Real Estate Investment firm HAN Capital as a project manager for several storage facility acquisitions, and a year later became the third partner at HAN Capital.*



**McKay Johnson**

Engineering Advisor

*McKay is a seasoned mechanical engineer with 18+ years working on a wide variety of consumer products. His experience ranges from creating initial prototypes to preparing products to be manufactured at rates above 1M+ per quarter. While working at Motorola and Ignite, McKay has travelled worldwide working with suppliers of all disciplines and levels of technology. Currently, he is a Staff Mechanical Engineer at Optimal Design in Chicago, laying out initial architectures and completing detailed product designs while meeting clients' cost, quality, and timelines. He earned a Bachelor of Science in Mechanical Engineering from the University of Illinois at Urbana-Champaign.*

Offering Summary

| | |
|---|---|
| **Company** : | GoBQ Grills, Inc. |
| **Corporate Address** : | 3742 N Janssen, STE 1, Chicago, IL 60613 |
| **Offering Minimum** : | $9,999.60 |
| **Offering Maximum** : | $106,999.80 |
| **Minimum Investment Amount (per investor)** : | $300.00 |

Terms

| | |
|---|---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 16,666 |
| **Maximum Number of Shares Offered** : | 178,333 |
| **Price per Share** : | $0.60 |
| **Pre-Money Valuation** : | $6,000,000.00 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Perks* and Investment Bonus**

**All Investor Owners Club**

5% discount on all GoBQ online purchases for LIFE

30% off any GoBQ black grill purchased from the website

Early access to products

Private owners group

**Early Bird**

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

**Volume**

$500+ | CEO Designed GOBQ® Grill T-Shirt - Boldly Grill Where No One Has Grilled Before (see artwork in media upload)

$1,000 | Above + Owners Exclusive GOBQ® Charcoal Grill

$2,500+ | Above +10% lifetime discount of online purchase

$5,000+ | Above + 5% bonus shares

$10,000+ | $2500 and above tier + 10% bonus shares

$20,000+ | $2500 and above tier + Invitation to private GoBQ Lakeshore Party in Chicago to grill with the GoBQ team + 15% bonus shares

$50,000+ | Above+ 20% bonus + Personal Customized GoBQ® Charcoal Grill + 2 domestic round trip airfare tickets (up to $1000 total) and 2 nights in a four-star hotel.

*All perks will occur after the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

GoBQ Grills, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow GoBQ Grills, Inc. to get notified of future updates!

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**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

Eric Goeken:
My name is Eric Goeken.

Todd Zaroban:
Todd Zaroban.

Eric Goeken:
Where-

Todd Zaroban:
Where will you GoBQ?

Eric Goeken:
Hang on, let's do it again. Where are we going to go? "Where will you GoBQ?"

Todd Zaroban:
Yeah.

Eric Goeken:
My name is Eric Goeken.

Todd Zaroban:
I'm Todd Zaroban.

Unison:
Where will you GoBQ?

Todd Zaroban:
Hi, I'm Todd Zaroban. I'm co-founder and CEO of GoBQ Grills. We had a very successful crowdfunding campaign a few years ago where we raised over $120,000 in a few months to early adopters, people that were excited about the concept of the GoBQ and were buying them on a pre-order basis before it was even built.

Todd Zaroban:
To date, we've sold over 1,400 units to consumers all over the world, over 44 different countries. And we've also been fine-tuning our supply chain and our production processes, so we've reduced our production costs by 40% and are ready for our next production run.

Todd Zaroban:
We're ready to take it to the next step and really scale up the company and pursue retail markets. Customers are using it in ways that we never imagined, and also in ways that we thought were ideal and why we invented the product. They love their GoBQs. They leave us great reviews, and posting some pretty cool stories on social media about how they're using it.

Todd Zaroban:
For example, one customer was grilling burgers in the deep canyons of the Moab Desert. Another customer was ice fishing in the middle of Canada, in the great expanse of a barren lake. One guy was tailgating in the parking lot of Motel 6, cooking ribs. Who knew that that was a thing? Someone posted a review on Amazon where they were cooking breakfast for the family in a park in Zambia.

Todd Zaroban:
But beyond that, we've learned that people especially appreciate it just for its compactness and it's portability. City-dwellers that don't have a lot of storage space or don't even have a balcony to grill on, they can take it with them to a local park, or the beach, or what have you.

Todd Zaroban:
So, we're ready to make a big marketing splash in 2020. We want to move beyond direct-to-consumer online sales and tackle the retail markets, and really build up an awareness across the US market and globally of the GoBQ Grill. There's also opportunities for the promotional products industry and licensing.

Todd Zaroban:
The GoBQ Grill unites two of the greatest joys in life, being outdoors and enjoying the wondering of nature, and cooking up a hot, fresh, grilled meal that sure beats a soggy sandwich in a backpack.

Todd Zaroban:
StartEngine is a great platform for GoBQ fans to be able to become part owners of the company for as little as $300.

> GoBQ grills
>
> made of fire/flame resistant fabric
>
> So compact it can fit in a backpack
>
> or be stored in a drawer
>
> weighs only 9lbs
>
> quick set-up no tools required
>
> big enough to fit 24 hot dogs or 5 hamburgers
>
> perfect for:
>
> tailgating
>
> the beach
>
> boating
>
> fishing
>
> traveling
>
> camping hiking and biking
>
> where will you Gobq?

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